Exhibit 99.1

China Nepstar Chain Drugstore Reports

Fourth Quarter and Fiscal Year 2012 Financial Results

- Same Store Sales Increased by 11.6% for the Fourth Quarter -

SHENZHEN, China, March 28, 2013 /PRNewswire-Asia-FirstCall/ — China Nepstar Chain Drugstore Ltd. (NYSE: NPD) (“Nepstar” or the “Company”), the largest retail drugstore chain in China based on the number of directly operated stores, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2012.

Fourth Quarter Financial Highlights

For the quarter ended December 31, 2012:

•	Same store sales increased by 11.6% as compared to the same period in 2011

•	Revenue increased by 2.1% to RMB671.9 million (US$107.8 million), compared to RMB658.0 million in the fourth quarter of 2011

•	Net income increased to RMB78.8 million (US$12.6 million), compared to RMB17.7 million in the fourth quarter of 2011

•

Income from disposal of an equity method investee was RMB68.4 million (US$11.0 million) from the gain of the disposal of the Company’s 40% equity interests in Yunnan Jianzhijia Chain Drugstore Ltd. (“JZJ”)

•	Basic and diluted earnings per ADS were RMB0.80 (US$0.13) compared to RMB0.17 in the fourth quarter of 2011

Full Year 2012 Financial Highlights

For the year ended December 31, 2012:

•	Same store sales increased by 9.1% compared to 2011

•	Revenue increased by 2.4 % to RMB2,549.9 million (US$409.3 million) compared to RMB2,491.3 million in 2011

•	Net income was RMB90.1 million (US$14.5 million), compared to RMB35.9 million in 2011

•	Income from disposal of an equity method investee was RMB68.4 million (US$11.0 million) from the gain of the disposal of the Company’s 40% equity interests in JZJ

•	Basic and diluted earnings per ADS were RMB0.90 (US$0.14) compared to RMB0.35 in 2011

Mr. Fuxiang Zhang, Chief Executive Officer, commented, “As anticipated, we closed out 2012 with a solid performance in the fourth quarter, highlighted by double digit same store sales growth. Seasonal demand, our continued efforts to further diversify and optimize our product mix and our strengthening marketing efforts all contributed to our top line growth in the fourth quarter, while our focus on store performance helped increase the number of transactions per store. We continue to see opportunities in the over-the-counter (“OTC”) drugs and convenience product categories. Cost control measures are starting to reduce our operating expenses and with continued improvements in same store performance and the efforts of our management team, we are expecting a better performance in 2013.”

Fourth Quarter Results

During the fourth quarter of 2012, the Company opened 22 new stores and closed 81 stores.

Revenue for the fourth quarter of 2012 increased by 2.1% to RMB671.9 million (US$107.8 million), compared to RMB658.0 million for the same period in 2011. Same store sales (for 2,009 stores opened before December 31, 2010) for the fourth quarter of 2012 increased by 11.6% compared to the same period in 2011. The increase in same store sales was mainly due to the closure of underperforming stores and management’s efforts in promotion also contributed to the increase.

Fourth quarter revenue contribution from prescription drugs was 21.6%, OTC drugs was 40.1%, nutritional supplements was 13.3%, herbal products was 4.3% and convenience and other products was 20.7%.

Fourth quarter gross profit was RMB308.6 million (US$49.5 million), compared to RMB314.6 million in the same period of 2011. Gross margin in the fourth quarter of 2012 was 45.9%, compared to 47.8% in the same period of 2011. The decrease in gross margin was mainly due to mandatory price cuts on certain pharmaceuticals by Chinese government and changes in product mix as the Company introduced more convenience products with lower gross margin.

The Company’s portfolio of private label products included 2,019 products as of December 31, 2012. Sales of private label products represented approximately 24.7% of the revenue and 34.1% of the gross profit for the fourth quarter of 2012.

Sales, marketing and other operating expenses as a percentage of revenue in the fourth quarter of 2012 decreased to 37.6%, compared to 38.0% in the same period of 2011. This decrease from the same period of last year was primarily due to the increase in same store sales.

General and administrative expenses as a percentage of revenue in the fourth quarter of 2012 was 3.4%, compared to 5.4% for the same period of 2011. The decrease was mainly due to the facts that the Company continued to implement cost management across the entire organization and the Company has written off certain long-aged payables due to those discontinued suppliers.

Impairment loss of RMB4.7 million (US$0.8 million) was recognized in the fourth quarter of 2012, which represents the reduction of the carrying amount of the property and equipment of certain underperforming stores. Impairment loss recognized in the fourth quarter of 2011 was RMB13.2 million.

Income from operations in the fourth quarter of 2012 was RMB30.2 million (US$4.9 million), compared to RMB15.6 million in the same period of 2011.

Interest income for the fourth quarter of 2012 was RMB3.5 million (US$0.6 million), compared to RMB6.6 million in the same period of 2011. Interest income decreased as a result of reduced cash balance after distribution of a special dividend in the second quarter of 2012.

Equity in income of an equity method investee was RMB1.3 million (US$0.2 million), compared to RMB1.6 million in the same quarter of 2011. The decrease was mainly due to weak performance of JZJ in the fourth quarter of 2012. The Company had 40% of equity interests in JZJ. On December 28th, the Company completed the sales of its 40% equity interests in JZJ to Yunnan Jianzhijia Holding Co., Ltd. (“JZJ Holding”) for a total cash consideration of RMB 81.48 million. A gain of RMB68.4 million (US$11.0 million) was recognized in income upon completion of the sales.

The Company’s effective tax rate was 23.9% for the fourth quarter, compared to 25.6% for the same period in 2011.

Net income in the fourth quarter of 2012 was RMB78.8 million (US$12.6 million), which represented RMB0.80 (US$0.13) basic and diluted earnings per American depositary share (“ADS”). This compares to net income of RMB17.7 million, which represented RMB0.17 basic and diluted earnings per ADS in the same period of 2011.

In the fourth quarter of 2012, net cash-flows from operating activities was RMB21.4 million (US$3.5 million) compared to net cash outflow of RMB30.4 million in the fourth quarter of 2011.

Fiscal Year 2012 Financial Results

In fiscal year 2012, the Company opened 56 new stores and closed 319 stores. As of December 31, 2012, Nepstar had a total of 2,132 stores in operation.

Total revenue for 2012 increased to RMB2,549.9 million (US$409.3 million) from RMB2,491.3 million for 2011. Same store sales (for 2,009 stores opened before December 31, 2010) for 2012 increased by 9.1% compared to 2011. The increase in revenue and same store sales was driven by constant optimization of the merchandise portfolio through diversification into non-pharmaceutical categories and the closure of underperforming stores and also the management efforts in promotion.

In 2012, revenue contribution from prescription drugs was 20.4%, OTC drugs was 39.1%, nutritional supplements was 15.7%, traditional Chinese herbal products was 3.9% and convenience and other products was 20.9%. Private label products accounted for 26.8% of total revenue and 38.0% of gross profit, respectively, compared to 30.0% of revenue contribution and 41.3% of gross profit contribution in 2011.

Gross profit was RMB1,180.5 million (US$189.5 million) for 2012, compared to RMB1,188.6 million for 2011. Gross margin was 46.3% in 2012, compared to 47.7% in 2011. The decrease in gross margin was mainly due to changes in product mix and negative impact from the mandatory price cuts on pharmaceuticals by the Chinese government.

Total operating expenses accounted for 44.2 % of total revenue in 2012, as compared to 45.6% in 2011. Income from operations was RMB46.9 million (US$7.5 million) for 2012, compared to RMB38.6 million for 2011.

Interest income for 2012 was RMB16.4 million (US$2.6 million), compared to RMB23.2 million in 2011. Dividend income from cost method investments was RMB4.5 million (US$0.7 million) for 2012, compared to RMB3.6 million in 2011. Equity in income of an equity method investee was RMB1.3 million (US$0.2 million), compared to that of RMB1.6 million in 2011. The decrease in equity in income of an equity method investee was mainly due to the weak performance of the JZJ in 2012.

The Company’s effective tax rate was 34.6% in 2012, compared to 46.3% in 2011. The decrease in effective tax rate was mainly attributable to the reversal of deferred tax liabilities arising from equity method investment of RMB6.3 million as a result of dividends distributed from JZJ and the utilization of tax losses carryforwards of which valuation allowance of RMB7.0 million was previously provided for as a result of the disposal of the Company’s 40% equity interest in JZJ.

Net income was RMB90.1 million (US$14.5 million) for 2012, compared to RMB35.9 million for 2011. The Company reported RMB0.90 (US$0.14) basic and diluted earnings per ADS for 2012, compared to RMB0.35 basic and diluted earnings per ADS for 2011.

Net cash-flows from operating activities was RMB52.6 million (US$8.4million) for 2012, compared to RMB108.2 million for 2011.

The total number of outstanding ordinary shares of the Company as of December 31, 2012 was 197.4million. The weighted average number of ordinary shares in 2012 was 199.2 million. Each ADS represents two ordinary shares of the Company.

As of December 31, 2012, the Company’s total cash, cash equivalents, bank deposits and restricted cash were RMB664.4 million (US$106.6 million) and its shareholders’ equity was RMB1.03 billion (US$164.7 million).

On April 27, 2012, the Company announced a special cash dividend of US$0.60 per ADS. Approximately US$60.0 million was subsequently paid to shareholders.

Business Outlook

“We remain cautiously optimistic about the rest of 2013,” concluded Mr. Zhang. “We believe the strategic changes we have implemented to drive sales, control costs and improve store efficiencies will help us remain competitive.”

Conference Call Information

The Company will host a conference call, to be simultaneously webcasted, on Thursday, March 28, 2013 at 8:00 a.m. Eastern Time / 8:00 p.m. Beijing Time. Interested parties may participate in the conference call by dialing +1-877-407-9210 (North America) or +1-201-689-8049 (International) approximately five minutes before the call start time. A live web cast of the conference call will be available on the China Nepstar website at www.nepstar.cn.

A replay of the call will be available shortly after the conclusion of the conference call through April 4, 2013 at 11:59 p.m. Eastern Time or April 5, 2013 at 11:59 a.m. Beijing Time. An archived Web cast of the conference call will be available on the China Nepstar website at http://www.nepstar.cn. Interested parties may access the replay by dialing +1-877-660-6853 (North America) or +1-201-612-7415 (International) and entering conference ID number 409876.

About China Nepstar Chain Drugstore Ltd.

China Nepstar Chain Drugstore Ltd. (NYSE: NPD) is China’s largest retail drugstore chain based on the number of directly operated stores. As of December 31, 2012, the Company had 2,132 stores across 73 cities, one headquarter distribution center and 16 regional distribution centers in China. Nepstar uses directly operated stores, centralized procurement and a network of distribution centers to provide its customers with high-quality, professional and convenient pharmacy services and a wide variety of other merchandise, including OTC drugs, nutritional supplements, herbal products, personal care products, family care products, and convenience products including consumables. Nepstar’s strategy of centralized procurement, competitive pricing, customer loyalty programs and private label offerings has enabled it to capitalize on the continuing economic growth in China and to take advantage of the demographic trend in China to achieve a strong brand and leading market position. For further information, please go to http://www.nepstar.cn.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s strategic operational plans and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Exchange Rate Information

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars were calculated at the certified exchange rate of US$1.00 = RMB6.2301 on December 31, 2012 as set forth in the H.10 weekly statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2012, or at any other date. The percentages stated are calculated based on RMB amounts.

Contacts

Zixin Shao

China Nepstar Chain Drugstore Ltd.

Chief Financial Officer

+86-755-2641-4065

ir@nepstar.cn

Dixon Chen

Grayling

Investor Relations

+1-646-284-9403

dixon.chen@grayling.com

Ivette Almeida

Grayling

Media Relations

+1-646-284-9455

ivette.almeida@grayling.com

Tables Follow

China Nepstar Chain Drugstore Ltd.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income

(amounts in thousands – except per-share data)

	Three-month period ended			Year ended
	December 31,			December 31,
	2011	2012	2012	2011	2012	2012
	RMB	RMB	USD	RMB	RMB	USD
Revenue	657,982	671,863	107,841	2,491,290	2,549,856	409,280
Cost of goods sold	(343,395)	(363,305)	(58,314)	(1,302,653)	(1,369,312)	(219,790)

Gross profit	314,587	308,558	49,527	1,188,637	1,180,544	189,490

Sales, marketing and other operating expenses	(250,273)	(252,562)	(40,539)	(1,015,165)	(1,011,695)	(162,388)
General and administrative expenses	(35,546)	(22,573)	(3,623)	(120,671)	(115,734)	(18,577)
Impairment losses of property and equipment	(13,152)	(4,693)	(753)	(14,164)	(7,649)	(1,228)
Other income	—	1,480	238	—	1,480	238

Income from operations	15,616	30,210	4,850	38,637	46,946	7,535
Interest income	6,564	3,496	561	23,154	16,435	2,638
Dividend income from cost method investments	—	—	—	3,616	4,528	727
Equity in income of an equity method investee	1,553	1,289	207	1,552	1,337	215
Income from disposal of an equity method investee	—	68,440	10,985	—	68,440	10,985

Income before income tax expense	23,733	103,435	16,603	66,959	137,686	22,100

Income tax expense	(6,068)	(24,678)	(3,962)	(31,026)	(47,594)	(7,639)

Net income	17,665	78,757	12,641	35,933	90,092	14,461

Basic earnings per ordinary share	0.09	0.40	0.06	0.17	0.45	0.07
Basic earnings per ADS	0.17	0.80	0.13	0.35	0.90	0.14
Diluted earnings per ordinary share	0.09	0.40	0.06	0.17	0.45	0.07
Diluted earnings per ADS	0.17	0.80	0.13	0.35	0.90	0.14

Other comprehensive income, net of tax:
Foreign currency translation adjustments	(386)	372	60	430	(555)	(89)

Comprehensive income attributable to China Nepstar Chain Drugstore Ltd.	17,279	79,129	12,701	36,363	89,537	14,372

China Nepstar Chain Drugstore Ltd.

Unaudited Condensed Consolidated Balance Sheets

(amounts in thousands)

	As of	As of
	December 31,	December 31,
	2011	2012
	RMB	RMB	USD
ASSETS
Current assets

Cash and cash equivalents	767,885	371,256	59,591
Short-term bank time deposits	43,000	237,100	38,057
Restricted cash	—	36,000	5,778
Accounts receivable, net of allowance for doubtful accounts	102,937	114,601	18,395
Amounts due from related parties	4,649	8,254	1,325
Prepaid expenses, deposits and other current assets	122,831	147,252	23,634
Inventories	437,058	478,483	76,802
Deferred tax assets	2,009	1,704	274

Total current assets	1,480,369	1,394,650	223,856

Non-current assets

Long-term bank time deposits	169,000	20,000	3,210
Property and equipment, net	141,817	120,237	19,299
Rental deposits	39,559	38,236	6,137
Cost method investments	12,638	12,638	2,029
Equity method investment	36,703	—	—
Intangible assets, net	3,087	2,868	460
Goodwill	51,819	51,819	8,318
Deferred tax assets	3,151	3,056	491
Deposits for acquisition	1,000	—	—
Accrued interest income	3,054	507	81

Total non-current assets	461,828	249,361	40,025

Total Assets	1,942,197	1,644,011	263,881

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable	352,386	356,095	57,157
Bills payable	—	20,534	3,296
Amounts due to related parties Accrued expenses and other payables	18,169 118,121	18,381 105,503	2,950 16,935
Income tax payable	28,480	40.967	6,575
Deferred Income	10,662	14,327	2,300

Total current liabilities	527,818	555,807	89,213

Non-current liabilities

Deferred income	17,078	18,365	2,948
Deferred tax liabilities	12,032	7,499	1,204
Other non-current liabilities	31,015	36,237	5,816

Total non-current liabilities	60,125	62,101	9,968

Total liabilities	587,943	617,908	99,181

Shareholders’ equity

Share capital	161	158	25
Treasury stock	(1,736)	—	—
Additional paid-in capital	1,252,232	832,811	133,675
Accumulated other comprehensive loss	(41,133)	(41,688)	(6,691)
Retained earnings	144,730	234,822	37,691

Total shareholders’ equity	1,354,254	1,026,103	164,700

Total liabilities and shareholders’ equity	1,942,197	1,644,011	263,881